American First Financial, Inc.

12900 Vonn Road Suite B102

Largo, FL 33774

October 7, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Jonathan E. Gottlieb

Re:

Withdrawal of Registration Statement on Form 10

Filed August 11, 2009

File No. 000-53578

Dear Mr. Gottlieb:

American First Financial, Inc. hereby requests the immediate withdrawal of the above-referenced registration statement.

The registration statement has not yet been declared effective. The registration statement is being withdrawn in light of the Staff’s letter of September 18, 2009, in order to avoid automatic effectiveness of the registration statement prior to addressing the Staff’s comments.

Please contact Michael T. Williams, Esq., Williams Law Group, P.A., 813.831.9348 with any questions.

/s/ J. R. Stirling
J. R. Stirling, President